Exhibit 99.1

Locafy Reports Fiscal Fourth Quarter and Full Year 2025 Results

PERTH, Australia – November 12, 2025 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in “entity-based” search engine optimization (SEO), today reported financial results for the fiscal fourth quarter and full year ended June 30, 2025. All financial results are reported in Australian Dollars (AUD).

Management Commentary

“Our fiscal 2025 laid the foundation for scalable sales of our core products across key target markets, as evidenced by the recent rapid increase in monthly subscription revenues announced last week,” said Locafy CEO, Gavin Burnett.

“As we transitioned from product development to commercial execution, we took deliberate steps to simplify our focus and position Locafy for sustainable, recurring growth. This past year was about aligning our technology, go-to-market model, and partner ecosystem to support scale in fiscal 2026 and beyond.

“We streamlined our core product offering to focus on delivering local SEO and AI Engine Optimization solutions in a highly automated and scalable manner for local businesses—spearheaded by our flagship product, Localizer.

“Another major commercial refinement was our shift to a partner-based go-to-market model, moving away from the traditional reseller structure. The key difference is that under the partner model, Locafy owns the commercial contract and billing relationship with the end customer, receiving payment monthly in advance. Locafy then pays a commission to the Partner based on actual revenue collected. By contrast, in the reseller model, the reseller owned the end-customer relationship and Locafy invoiced the reseller for all client accounts.

“This new approach effectively positions our Partners as an extension of our sales team, with a vested interest in the performance of Locafy’s products. It also provides them with uncapped earning potential while aligning our sales costs directly with collected revenue.

“In mid-September, we began actively selling Localizer in the U.S. market. Within less than two months, we added more than A$156,000 in new monthly subscriptions, which is equivalent to approximately A$1.9 million in annualized recurring revenue. Localizer delivers excellent results for physical-location businesses, and we have also identified a significant market opportunity to provide a tailored SEO/AEO solution for Service Area Businesses (SABs).

“In recent weeks, we introduced Localizer SAB, a solution designed to enhance a client’s Google Business Profile ranking within a 20-mile radius, an extensive coverage area for driving reach and visibility. We have already secured multiple sales to home-services contractors, representing a large and growing segment of the U.S. market.

“With these strategic changes in place, we believe that Locafy enters fiscal 2026 positioned to accelerate recurring revenue growth and expand its presence across key U.S. and international markets.”

Fiscal 2025 and Recent Operational Highlights

Locafy executed several key strategic and operational initiatives during the year that collectively strengthened its product portfolio, sales model, and growth trajectory:

●	In June 2025, executed a strategic partnership with a leading U.S. reputation and review-management platform, enabling the integration of Locafy’s AI-Search-Ready landing-page technology across approximately 10,000 existing business users. The partnership expands Locafy’s addressable market in North America and supports scaled distribution of its AI-ready search solutions.

●	In July 2025, launched Localizer in the U.S. market, a subscription-based SEO and AEO solution for local businesses. Active selling commenced in September 2025. Within less than two months of commencing sales, the product generated more than A$156,000 in new monthly recurring revenue (approximately A$1.9 million annualized).

●	In May 2025, expanded automation and AI integration within its proprietary SEO and AEO platforms, resulting in increased adoption of Locafy’s landing-page technology by leading AI search engines and digital-assistant platforms such as ChatGPT, Gemini, and Perplexity.

●	In October 2025, introduced Localizer SAB, a new solution designed for Service Area Businesses (SABs) that enhances Google Business Profile (GBP) rankings within a 20-mile radius. Localizer SAB launched with a US$4,000 setup fee and a starting monthly subscription of US$2,000 per location. Early adoption has been driven by home-services contractors across multiple U.S. states.

●	During fiscal 2025, transitioned to a partner-centric go-to-market model, shifting from a traditional reseller structure to one in which Locafy owns the commercial relationship with end customers. Under the new model, Locafy bills customers monthly in advance and pays partners a commission on actual revenue collected. This structure improves cash-flow predictability, aligns sales incentives with performance, and establishes a scalable foundation for recurring revenue growth.

●	During fiscal 2025, streamlined operations and optimized the cost base through automation and workforce realignment initiatives, reducing employment and consultancy expenses and positioning the Company for improved operating leverage in fiscal 2026.

●	Throughout fiscal 2025, enhanced product focus by consolidating the Company’s core offering around scalable, automated SEO and AEO solutions for both local physical businesses and service-area businesses.

●	Entered fiscal 2026 with a strong foundation for scalable growth, supported by accelerating recurring revenue, an expanding U.S. partner network, and a leaner, more efficient operational structure.

2025 Fiscal Fourth Quarter Financial Results

Results compare the 2025 fiscal fourth quarter end (June 30, 2025) to the 2024 fiscal fourth quarter end (June 30, 2024) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 31.2% to $829,000 from $1.2 million in the comparable year-ago period. The decline is primarily related to service-related revenues, which decreased 99.3% to $3,000 from $435,000 in the comparable year-ago period, which included significantly large consulting projects which were completed for strategic purposes at that time and are unlikely to be replicated. Subscription revenues increased 9.7% to $801,000 from $731,000 in the comparable year-ago period. With the recently announced sales results from the launch of our Localizer product, we anticipate strong subscription revenue growth commencing in the 2026 fiscal second quarter.

●	Operating expenses increased 58.1% to $1.7 million from $1.1 million in the comparable year-ago period. The variance is largely due to the significant share-based payment expense reversal recognized in the comparable year-ago period (refer below).

●	Net loss was $835,000, or $0.46 per diluted share, compared to a net profit of $147,000, or $0.11 per diluted share, in the comparable year-ago period

Fiscal Full Year 2025 Financial Results

Results compare the 2025 fiscal year end (June 30, 2025) to the 2024 fiscal year end (June 30, 2024) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 22.8% to $3.2 million from $4.2 million in the comparable year-ago period.

●	Subscription revenue decreased 9.8% to $3.0 million from $3.3 million in the comparable year-ago period. The decline was primarily due to the Company’s continued efforts to reshape our “go-to-market” approach by replacing our Reseller program with a Partner program and streamlining our product offering. The key distinction between our Resellers and Partners is our contractual and billing arrangement with the end user. We would sell our solutions to Resellers at a wholesale price, who would then resell that solution to the end user. Under our Partner program, we would typically maintain a direct billing (and performance) arrangement with end users and pay the Partner their partner fee from money collected from end users.

●	Advertising revenue decreased 43.9% to $141,000 from $251,000 in the comparable year-ago period. Locafy-owned online directory assets are currently monetized through Google Ads. Similar to many websites globally that implemented Google Ads, our directory assets were negatively impacted by further changes made by Google to its advertising program. We also believe a significant factor leading to the decline in revenues has been the decrease in organic search traffic to websites more broadly and users increasingly conducting search queries through AI and alternative platforms.

●	Services revenue decreased 91.1% to $50,000 from $561,000 in the comparable year-ago period. The decline is primarily related to the non-recurrence of a high volume of services work performed in year ended June 30, 2024. The services work typically involved recommending bespoke solutions to be applied to customer-owned websites. While we believed it was opportunistic to complete that work during the year ended June 30, 2024, we purposefully restrained from performing such work in the year ended June 30, 2025, because the work is not repeatable, is labor intensive and open for customers to deviate from our proposed recommendations during the customers’ implementation of those recommendations, leading to varying performance results.

●	Other income increased 432.3% to $327,000 from $61,000 in the comparable year-ago period. The Group finalized its eligibility assessment for the FY2024 R&D Tax Incentive rebate of $769,895 prior to authorization of the FY2024 financial statements. As the receipt of the rebate was not considered probable as June 30, 2024, no asset was recognized at that time. The amount recognized in other income represents the portion of R&D Tax Incentive rebates for both years that has not been capitalized as an intangible asset.

●	Operating expenses increased 27.0% to $7.7 million from $6.0 million in the comparable year-ago period. This was primarily due to the accounting treatment for share based payments expenses. The share based payments expenses incurred during the year ended June 30, 2025, were largely as a result of legacy transactions that are not reflective of our current business and are not expected to recur at similar levels in future periods. Further, the year ended June 30, 2024, included a $1.0m reversal in non-cash share-based payment expenses, which was related to the expiry of performance rights granted in prior years. No new performance rights were issued during the year ended June 30, 2025.

Pro forma Total Operating Expenses

We believe that presenting operating expenses excluding share based payment expenses provide investors with additional insight into the underlying trends in our cost structure and facilitates a more consistent comparison between periods. This information constitutes a non-IFRS financial measure and should be considered in addition to, and not a substitute for, the IFRS measure of total operating expenses.

The following table provides a reconciliation between the IFRS measure of total operating expenses and the non-IFRS (pro forma) measure that excludes share based payment expenses:

	Year Ended June 30,		Change
	2025 A$	2024 A$ As Restated	A$	%
Total Operating Expenses (IFRS)	(7,666,054)	(6,035,797)	(1,630,257)	+27.0%
Deduct: Share based payments expense	1,422,547	(1,047,436)	2,469,983	-235.8%
Pro forma Total Operating Expenses (Non-IFRS)	(6,243,507)	(7,083,233)	839,726	-11.9%

Note: “Pro forma Total Operating Expenses (Non-IFRS)” is a non-IFRS financial measure that excludes certain share based payment expenses, which in the current and prior periods were affected by extraordinary legacy transactions. Because share based payments are an ongoing component of our compensation structure, this measure should not be viewed as eliminating recurring costs. This measure is presented solely to illustrate the impact of these extraordinary transactions on our reported operating expenses.

Other than the effect of share based payments, employment expenses decreased 40.6% to $1.6 million from $2.8m in the comparable year-ago period. This decrease was mainly due to a decrease in sales and operations headcount during the year ended June 30, 2025, as a result of ongoing efforts to streamline our product suite and the engagement of third-party Partners to facilitate certain sales and end user support roles. We anticipate near term headcount growth to be associated with R&D as we continue to develop our technology and also in operational roles in line with our Partner growth strategy. We expect lower growth in internal sales-related roles as we continue to implement AI sales agent technologies and leverage our Partner program.

Technology expenses increase 39.6% to $1.2 million from $891,000 in the comparable year-ago period. This is primarily attributed to an increase in expenses related to third-party software required in the delivery of our solutions.

●	Net loss for the year was $4.3 million, or $2.63 per diluted share, compared to a net loss of $1.9 million, or $1.49 per diluted share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

●	Monthly recurring revenue (MRR) for the 2025 fiscal fourth quarter was $267,000, a 4.2% increase from the comparable year-ago period, and a 2.4% increase compared to the 2025 fiscal third quarter.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to accelerate visibility and prominence for local, national and brand focused businesses in both online and AI search engines using proprietary SEO techniques, technologies and AI driven automation. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words and include, but are not limited to the use and adoption of Locafy’s products and solutions by partners and parties, the continued adoption of Locafy’s solutions in the US and other industries and markets, and potential revenues generated from the adoption of Locafy’s solutions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 11, 2025, and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	3 months to 30 Jun 2025 AUD $ (Unaudited)	FY2025 AUD $ (Audited)	FY2024 AUD $ (As Restated) (Audited)
Revenue	828,571	3,202,692	4,151,088
Other income	70,019	326,613	61,360
Technology expense	(299,732)	(1,243,678)	(890,778)
Employee benefits expense	(344,257)	(1,639,375)	(2,758,336)
Share based payments expense	(96,006)	(1,518,553)	567,204
Occupancy expense	(25,366)	(104,699)	(101,415)
Marketing expense	(87,567)	(178,376)	(187,046)
Consultancy expense	(169,480)	(782,567)	(853,850)
Other expenses	(63,176)	(150,653)	(65,341)
Depreciation and amortization expense	(417,690)	(1,677,284)	(1,473,999)
Expected credit loss expense	(186,276)	(370,869)	(272,236)
Operating loss	(790,960)	(4,136,749)	(1,823,349)
Foreign exchange gain / (loss)	(34,235)	5,595	(3,485)
Financial expenses	(10,053)	(183,077)	(114,199)
Loss before income tax	(835,248)	(4,314,231)	(1,941,033)
Income tax expense	-	-	-
Loss for the period	(835,248)	(4,314,231)	(1,941,033)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	24,593	(10,604)	3,023
Total comprehensive income/(loss) for the period	(810,655)	(4,324,835)	(1,938,010)

Earnings per share
Basic loss per share	(0.46)	(2.63)	(1.49)
Diluted loss per share	(0.46)	(2.63)	(1.49)

Locafy Limited

Consolidated Statement of Financial Position

	As at 30 Jun 2025 AUD $ (Audited)	As at 31 Dec 2024 AUD $ (Unaudited)	As at 30 Jun 2024 AUD $ (As Restated) (Audited)
Assets
Cash and cash equivalents	594,671	568,286	275,875
Trade and other receivables	876,347	1,560,981	793,947
Other assets	458,654	222,132	294,355
Current assets	1,929,672	2,351,399	1,364,177
Property, plant and equipment	98,016	146,590	196,929
Right of use assets	164,613	222,711	280,810
Intangible assets	3,634,794	3,443,321	4,204,966
Non-current assets	3,897,423	3,812,622	4,682,705
Total assets	5,827,095	6,164,021	6,046,882

Liabilities
Trade and other payables	382,473	865,993	1,141,886
Borrowings	427,280	261,600	271,600
Provisions	136,508	122,255	211,300
Accrued expenses	518,930	401,404	496,749
Lease liabilities	141,174	134,017	128,669
Contract and other liabilities	170,215	147,111	147,640
Current liabilities	1,776,580	1,932,380	2,397,844
Lease liabilities	62,736	135,483	203,909
Provisions	162,102	145,054	133,399
Non-current liabilities	224,838	280,537	337,308
Total liabilities	2,001,418	2,212,917	2,735,152
Net assets	3,825,677	3,951,104	3,311,730

Equity
Issued capital	53,201,097	51,985,189	48,588,888
Reserves	756,377	445,278	1,878,243
Accumulated losses	(50,131,797)	(48,479,363)	(47,155,401)
Total equity	3,825,677	3,951,104	3,311,730

Locafy Limited

Consolidated Statement of Cash Flows

	3 months to 30 Jun 2025 AUD $ (Unaudited)	FY2025 AUD $ (Audited)	FY2024 AUD $ (As Restated) (Audited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	1,228,333	3,059,368	3,098,793
Payments to suppliers and employees (inclusive of GST)	(865,092)	(4,200,847)	(4,658,997)
R&D Tax Incentive and other grants	(302,404)	504,091	561,501
Financial cost	121,745	(51,279)	(114,199)
Net cash used by operating activities	182,582	(688,667)	(1,112,902)

Cash flows from investing activities
Capitalized development costs	(631,654)	(1,624,212)	(1,629,897)
Purchase of intellectual property	(133,500)	(251,563)	(536,690)
Maturity of term deposit	-	-	40,000
Net cash used by investing activities	(765,154)	(1,875,775)	(2,126,587)

Cash flows from financing activities
Proceeds from issue of shares	-	3,259,448	769,936
Transaction costs on the issuance of shares	-	(164,689)	(313,643)
Repayment of borrowings	(55,344)	(77,844)	(30,000)
Repayment of lease liabilities	(33,101)	(128,668)	(85,165)
Net cash from financing activities	(88,445)	2,888,247	341,128

Net (decrease) / increase in cash and cash equivalents	(671,017)	323,805	(2,898,361)
Net foreign exchange difference	(20,487)	(5,009)	(464)
Cash and cash equivalents at the beginning of the period	1,286,175	275,875	3,174,700
Cash and cash equivalents at the end of the period	594,671	594,671	275,875